SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CB Richard Ellis Group, Inc.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock

(Title of Class of Securities)

12497T101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Laurence H. Midler

Executive Vice President, General Counsel and Secretary

CB Richard Ellis Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

(310) 405-8900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Form or Registration No.:	N/A
Filing Party:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 10, 2009, CB Richard Ellis Group, Inc. (the “Company”) filed a Preliminary Proxy Statement for the 2009 Annual Meeting of Stockholders of the Company to be held on June 2, 2009 (the “Preliminary Proxy Statement”), which contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program for employees including the Company’s named executive officers but excluding the Company’s non-employee directors (the “Proposed Option Exchange Program”). In connection with the Proposed Option Exchange Program, the Company is herewith filing a communication from Brett White, President and Chief Executive Officer, to employees who would be eligible for the Proposed Option Exchange Program regarding the submission of the proposal for approval by the Company’s stockholders.

The communication, attached as an exhibit to this Schedule TO, does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Proposed Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the Proposed Option Exchange Program and the Company then determines to proceed with the Proposed Option Exchange Program.

The Option Exchange Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by the Company’s stockholders to approve the Option Exchange Program, the Company has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. The Company’s stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Option Exchange Program.

Upon the filing of a definitive proxy statement with the SEC, the Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, at and after such time stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: CB Richard Ellis Group, Inc., Attention: Investor Relations, 200 Park Ave., 17th Floor, New York, New York 10166.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Communication from Brett White to employees who would be eligible for the Proposed Option Exchange Program regarding the submission of the proposal for approval by the Company’s stockholders.